

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail

Mr. Renaud Laplanche
Chief Executive Officer
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re:** **LendingClub Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-177230**

Dear Mr. Laplanche:

We have reviewed your registration statement and response to comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Comments to Amendment No. 1 to Registration Statement on Form S-1

1. The Division of Investment Management is considering the changes you have proposed to your portfolio tool and PRIME account. They may have additional comments.

2. We note your response to former comment 4 that you sell securities to foreign investors. Please disclose the percentage of your business derived from foreign investors. In addition, please disclose any risks attendant to selling to foreign investors including, but not limited to, compliance with foreign securities laws.

3. We note your response to our former comment 6; however, the material posted on your Facebook page and retweeted on your Twitter feed does not always contain hyperlinks. The staff cautions LendingClub that retweets may be considered to be an implied

endorsement or approval of a third party tweet. The staff asks LendingClub to consider the content of retweets and Facebook posts to avoid publishing false or misleading information.

4.   We note your response to our former comment 7. Because you have not added this disclosure to the amendment, the staff cannot tell whether you intend to supplement the existing disclosure on page 49 or replace it. In addition, neither the disclosure on page 49 under the "Portfolio Tool" heading nor the proposed disclosure includes the representation that you make in your response: "if lower risk loans are not available, then the tool will not allow purchases of higher risk loans." Please amend your prospectus to include complete disclosure of the portfolio tool and, in the future, please include disclosure in the amended registration statement and use your response to refer to the pages of that disclosure.

5.   The staff has considered your response to our former comment 9. If an investor services representative uses the criteria selected by the investor to find notes on the platform on behalf of the investor, it would seem to be consistent with your online operation. However, the investor would need to be presented with each note and given the opportunity to delete notes or change allocation amounts before purchasing the notes in order to be consistent with the online operation. Without the ability to review the notes and change the order before purchase, the investment decision would appear to be substantially different than the investment decision you describe in your prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Renaud Laplanche
LendingClub Corporation
March 30, 2012
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor

cc: Jason Altieri, General Counsel